Exhibit 99.1

[In connection with the acquisition of Verigy Ltd. (“Verigy”) by Advantest Corporation (the “Company”) on July 4, 2011, the Company agreed to assume certain stock options held by directors and employees of Verigy and its subsidiaries.  The assumed options were divided into 89 different groups or “plans” with different exercise price and expiration dates.  The board of directors of the Company authorized, in aggregate, the granting of 2,387,046 options with a weighted average exercise price of $16.57.  Summarized below are the terms and conditions of Plan 1, and the basic terms of the remaining 88 plans are substantially the same, except, as described in the table at the end of this exhibit, with respect to exercise price, expiration date, the number of grantees, the countries where the grantee are located and the number of stock options to be granted thereunder.]

1.     REASONS FOR THE FILING OF THE REPORT

ADVANTEST CORPORATION (the “Company”) has resolved, at a meeting of its Board of Directors held on July 4, 2011, to issue 89 types of stock acquisition rights as stock options on July 20, 2011 pursuant to Articles 236, 238 and 240 of the Companies Act of Japan, and the offering of such securities pursuant to such board resolution has commenced outside Japan.  Consequently, the Company files this report pursuant to Paragraph 4, Article 24-5 of the Financial Instruments and Exchange Law of Japan and Paragraph 1, Article 19 of the Ordinance Concerning Disclosure of Corporate Affairs and Other Matters and Items 1 and 2-2 of Paragraph 2, Article 19 of the said Ordinance.

2.     MATTERS TO BE REPORTED

I.        ADVANTEST CORPORATION Stock Options (Plan 1)

[Matters that are required to be filed under both Items 1 and 2-2 of Paragraph 2, Article 19 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs and Other Matters – (1) to (10)]

(1)	Class and name of the relevant securities:

ADVANTEST CORPORATION Stock Options (Plan 1)

(2)	Number of stock options to be issued:

15,526 (*)

(*) Note:
This is the total number of the stock acquisition rights (stock options) to be issued under Plan 1 pursuant to a resolution that the Board of Directors of the Company has passed at a meeting held on July 4, 2011 (the “Board Resolution”) and granted on July 20, 2011 (the “Date of Grant”).  With respect to the 15,526 stock options to be issued pursuant to the Board Resolution, the number of stock options for which solicitation to subscribe for acquisition will be made in Japan is zero, and the number of stock options for which solicitation to subscribe for acquisition will be made outside Japan is 15,526.

(3)	Issuance price:

The fair value calculated may be based on the Black-Scholes Model or any other reasonable method as of the Date of Grant set out in (5) below.  Pursuant to Paragraph 2, Article 246 of the Companies Act of Japan, the issuance price shall be paid by setting off against the monetary compensation in the amount equal to such fair value and to be paid by the Company’s subsidiaries to their directors and employees which the Company shall assume from such subsidiaries. The representative director is given the power to determine at his sole discretion the details regarding the subscription payment procedures.

(4)	Total issuance price:

To be determined.

(5)	Class and number of the shares underlying the stock options:

15,526 common shares of the Company (*).

The number of shares to be delivered upon the exercise of each stock option shall be 1 share, provided that, if any adjustment is made to the exercise price pursuant to (6) below, then the number of shares to be delivered in relation to each stock option shall be adjusted in accordance with the following formula.  This adjustment shall be made only in respect of the stock options that have not been yet exercised as of the time of adjustment.  Any fractional share that arises as a result of an adjustment will be rounded down:

Number of shares to be delivered upon the exercise of each stock option	=	Total exercise price
Exercise price per share

If any such adjustment is made in respect of the number of shares underlying each stock option, the total number of shares underlying all of the stock options shall also be adjusted to the sum of:

(i)	(a) the number of shares underlying each stock option after adjustment multiplied by (b) the number of stock options that have not yet been exercised as of such adjustment; and

(ii)	the number of shares that have already been delivered upon the exercise of the stock option(s).

(*) Note:	This is the total number of the shares underlying all of the stock options to be issued under Plan 1 pursuant to the Board Resolution.

(6)	Exercise price:

The amount to be paid for the exercise of one stock option (the “Exercise Price”) shall be calculated by multiplying the following per share exercise price by the number of shares underlying each stock option as set out in (5) above (which is one share).

The Exercise Price per share shall be US $7.84.

If, after the Date of Grant, the Company splits or consolidates its shares, or issues new shares or disposes of its treasury shares at a price lower than the market value (other than the common shares of the Company issued or delivered upon conversion of any convertible securities issued by the Company or upon the exercise of any rights or warrants issued, granted or offered by the Company), then the exercise price per share shall be adjusted in accordance with the formula set forth below, with fractions less than US $0.01 being rounded up.  In addition, the Company may adjust the exercise price in the manner it considers appropriate in its absolute discretion, to the extent necessary and reasonable, if and when:

(i)
the Company issues securities convertible into common shares of the Company at a price lower than the market value (including shares with acquisition put right and shares with acquisition call right, setting the common shares of the Company as consideration);

(ii)	the Company issues stock acquisition rights or securities with stock acquisition rights that effect the issuance or transfer of the common shares of the Company at a price lower than the market price;

(iii)	adjustment of the exercise price is necessary for a merger, corporate demerger (kaisha bunkatsu) or statutory share exchange (kabushiki kokan); or

(iv)	other than the foregoing, adjustment of the exercise price is necessary as a result of the occurrence of matters that cause or may cause the number of outstanding shares of the Company to change.

Formula 1 – In the case of stock split / stock consolidation:

Exercise price per share after adjustment	=	Exercise price per share before adjustment	x	1
Stock split/consolidation ratio

Formula 2 – In the case of issuance of new shares or disposal of treasury shares below a market price:

Exercise price after adjustment	＝	Exercise price before adjustment	X	Outstanding number of shares	+	Number of shares to be issued	X	Exercise price per share to be issued
market price per share
				Outstanding number of shares		+	Number of shares to be issued

In the formula above, “outstanding number of shares” shall mean the total number of outstanding shares after deduction of the total number of shares held by the Company as treasury shares.  In the case of a disposition of treasury shares, “number of new shares to be issued” in the above formula shall be read as “number of treasury shares to be disposed of”.

(7)	Exercise period:

July 20, 2011 to December 10, 2015.

(8)	Conditions for exercise of stock options

(i)	Cessation of eligibility as an Eligible Employee

(I)
If a person holding a stock option (in this terms and conditions referred to as a “Stock Option Holder”) ceases to be an Eligible Employee (except in any of the cases referred to in (II) and (III) below), his/her stock options shall be exercisable only for a period of three months from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period set forth in (7) above, in which case, the stock options that are not exercisable as at the time of such cessation of eligibility shall never become exercisable.

(II)
If a Stock Option Holder ceases to be an Eligible Employee due to his/her death, Disability or separation as a result of any of the events set forth in Section 409A of the U.S. Internal Revenue Code of 1986 (as amended), his/her stock options shall be exercisable only for a period of one year from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period set forth in (7) above, in which case, the stock options that are not exercisable as at the time of such cessation of eligibility shall never become exercisable.  For the purpose of this Paragraph (II), “Disability” means a person’s inability to engage in any work by reason of any medical determinable physical or mental impairment that can be expected to result in death or to last for a period of at least 12 months.

(III)
If a Stock Option Holder ceases to be an Eligible Employee as a result of participation in a voluntary severance incentive program or workforce management plan adopted by the Company or any of its foreign subsidiaries, his/her stock option shall be exercisable to the extent permitted under the relevant program or plan, and shall be exercisable only for a period three months from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period set forth in (7) above.

(ii)	Effect of Change in Control

Notwithstanding any provision of these terms and conditions, a Stock Option Holder may exercise his/her stock options in whole or in part if any Change in Control (as defined below) occurs in respect of the Company or his/her employment agreement is terminated as a result of such Change in Control (provided that such exercise shall be permitted only if the Company deems it to be appropriate and notifies the relevant Stock Option Holder to that effect).

“Change in Control” means any of the events or circumstances set out in (I) to (V) below:

(I)
the consummation of a merger, corporate demerger (kaisha bunkatsu), statutory share exchange (kabushiki kokan) or statutory share transfer (kabushiki iten) (collectively, “Organizational Restructuring”) of the Company, if persons who were not shareholders of the Company immediately prior to such Organizational Restructuring own, immediately after the relevant

Organizational Restructuring, 50% or more of the voting rights attached to the issued shares of: (a) the continuing or surviving entity as a result of the relevant Organizational Restructuring  (if the Company conducts a corporate demerger in which its business is transferred to another entity or the Company conducts a statutory share exchange (kabushiki kokan) in which it becomes the parent company, then the Company shall be deemed to be the “continuing or surviving entity”); or (b) the direct or indirect parent entity of the continuing or surviving entity (if any);

(II)	the sale, transfer or other disposition of all or substantially all of the Company’s assets;

(III)
a change in the composition of the board of directors, as a result of which fewer than 50% of the incumbent directors are directors who: (a) had been directors of the Company on the date which is 24 months prior to the date of such change in the composition of the board of directors (in this paragraph referred to as the “Original Directors”); or (b) were appointed to the board of directors with the affirmative votes of at least a majority of (x) the Original Directors or (y) the directors whose appointment was previously approved by a nomination of a majority of the Original Directors;

(IV)
any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934 (as amended, the same applied hereinafter), directly or indirectly, of securities of the Company representing at least 30% of the total voting rights represented by the Company’s then outstanding voting securities. (For the purpose of this paragraph (IV), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934 but shall exclude (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a parent or subsidiary of the Company (if any) and (b) a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportion as their ownership of the common shares of the Company); or

(V)
A transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the person who held the Company’s securities immediately before such transaction.

(iii)	Each stock option may not be exercised in part.

(iv)	If the number of shares deliverable upon the exercise of the stock options includes fractions less than one whole share, such fractions shall be rounded down.

(9)	Matters regarding the amount of capital and capital reserve to be increased in relation to the shares to be issued upon the exercise of the stock options

(i)
The amount by which the capital will be increased as a result of the issuance of shares upon the exercise of the stock options shall be the “maximum amount of increase in capital, etc.” to be calculated in accordance with Paragraph 1, Article 17 of the Corporate Calculation Rules of Japan multiplied by 0.5 (with fractions less than one whole yen rounded up to the nearest whole yen).

(ii)
The amount by which the capital reserve will be increased as a result of the issuance of shares upon the exercise of the stock options shall be the above-mentioned “maximum amount of increase in capital, etc.” less the above-mentioned amount of capital increase.

(10)	Restrictions on the transfer of the stock options

The acquisition of any stock option by transfer shall require the approval of the Board of Directors of the Company, provided that a board approval shall be deemed to have been obtained for any transfer for which the Company is the transferee.

[Matters that are required to be filed under Item 1, Paragraph 2, Article 19 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs and Other Matters – (11) to (16) below]

(11)	Issuance method:

By means of third party allotments to the directors and employees of any domestic or foreign subsidiary, whose issued shares are, directly or indirectly, wholly-owned by the Company.

(12)	Name of underwriter:

N/A

(13)	Place of offering:

France.

(14)	Amount and purpose of use of the funds to be gained by the relevant issuance of shares upon exercise of the stock options:

(i)	Net amount of funds to be gained by the relevant issuance of shares upon exercise of the stock options (*Note 1)

Total exercise price:	US $121,723.84 (*Note 2)

Estimated amount of issuance costs:	US $1,000 (*Note 3)

Estimated net amount of funds to be gained (i.e. the total exercise price less the estimated amount of issuance costs):	US $120,723.84

(provided that no cash will be raised as a result of the relevant issuance of the stock options to be issued under Plan 1, since the stock options will be paid for by means of a set-off.)

(*Note 1)	The above is the estimated net amount of funds to be gained as a result of the issuance of all of the stock options that are expected to be issued under the Board Resolution.

(*Note 2)	The amount set out as the “total exercise price” is the estimated amount thereof as at the time of the filing of this report.

(*Note 3)	The “estimated amount of issuance costs” does not include consumption tax and any other applicable tax.

(i)	Use of the funds to be gained in relation to the relevant issuance

This offering involves the issuance of stock options, which is aimed at further motivating the directors and employees of the Company’s domestic and foreign subsidiaries to contribute to the improvement of the post-acquisition consolidated business results of the Company, thereby enabling business management that focuses on the improvement of shareholder value as well as the hiring and retaining of talented personnel, and so the purpose thereof is not to raise operating or other funds. Accordingly, since the stock options will be issued by setting off the issuance price against certain monetary compensation pursuant to Paragraph 2, Article 246 of the Companies Act of Japan, there will be no “net amount of funds” directly arising from the issuance of the stock options.

Furthermore, it would be difficult at this time to set out the exact amount and timing of the payments to be made in relation to the exercise of the stock options because the grantees have discretion in exercising stock options they hold.

With respect to the funds to be gained as a result of the exercise of the stock options, the Company is planning to use such funds as operating funds or capital funds, but the actual amount will be determined by considering the cash-flow situation as at the time of payment of the exercise price.

(15)	Date of issuance:

July 20, 2011.

(16)	Stock exchange on which the relevant securities are to be listed:

N/A

[Matters that are required to be filed under Item 2-2, Paragraph 2, Article 19 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs and Other Matters – (17) to (20) below]

(17)	Number of persons towards whom solicitation to subscribe for acquisition will be made and a breakdown thereof:

1 (one) person in total.

Breakdown:

•	Directors of any domestic or foreign subsidiary, whose issued shares are directly or indirectly wholly-owned by the Company	1 person	15,526 options

(18)
If the persons to whom solicitation to subscribe for acquisition will be made are directors, accounting officers (kaikei sanyo), executive officers (shikkoyaku), statutory auditors (kansayaku) or employees of any company that falls under a Related Company (as defined in Paragraph 2, Article 2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs and Other Matters) of the company that files this report (the “Filing Company”), the relationship between such Related Company and the Filing Company:

Verigy France SAS:	a company whose issued shares are wholly owned by a wholly-owned subsidiary of the Filing Company

(19)	Agreement between the persons to whom solicitation to subscribe for acquisition will be made and the Filing Company:

(i)	The Stock Option Holder (as defined in the relevant agreement) may not assign, create a security interest in or over and conduct any other disposal of, the stock options.

(ii)	The Company shall not issue any securities certificates representing the stock options.

(20)	Other matters:

Total number of issued shares and amount of paid-in capital of the Company as of July 4, 2011

Total number of issued shares: 199,566,770 shares.

Amount of paid-in capital: 32,362,715,991 yen.

Plan No.	Exercise Price （USD）	Expiration Date	Grantees			Numbers of Stock Options									Employee Count in Each Country
			Total	Directors	Employees	Total	Directors	Employees	Country 1	# of persons	Country 2	# of persons	Country 3	# of persons	Country 4	# of persons	Country 5	# of persons	Country 6	# of persons	Country 7	# of persons	Country 8	# of persons	Country 9	# of persons
1	7.84	2015/12/10	1	1	0	15,526	15,526	-	France	1
2	8.72	2015/06/08	1	1	0	5,828	5,828	-	USA	1
3	8.72	2015/12/02	5	3	2	37,993	31,572	6,421	USA	4	Germany	1
4	8.72	2016/01/19	1	0	1	4,303	-	4,303	USA	1
5	9.04	2012/11/18	30	0	30	20,337	-	20,337	Germany	12	USA	11	Japan	4	China, PRC	2	Taiwan	1
6	10.11	2016/11/30	7	4	3	47,410	33,476	13,934	USA	6	Germany	1
7	10.11	2017/03/03	1	1	0	5,530	5,530	-	USA	1
8	10.32	2017/06/30	1	1	0	37,264	37,264	-	USA	1
9	10.33	2017/03/03	1	1	0	5,957	5,957	-	USA	1
10	10.47	2015/06/08	1	1	0	5,828	5,828	-	USA	1
11	10.57	2016/12/06	1	1	0	10,578	10,578	-	France	1
12	10.64	2017/11/30	11	6	5	102,452	76,573	25,879	USA	9	Germany	2
13	11.04	2017/11/30	11	6	5	338,120	254,107	84,013	USA	9	Germany	2
14	11.11	2015/12/02	5	3	2	36,371	30,348	6,023	USA	4	Germany	1
15	11.18	2016/12/06	1	1	0	10,578	10,578	-	France	1
16	11.97	2017/03/03	1	1	0	4,840	4,840	-	USA	1
17	12.03	2016/11/30	7	4	3	42,254	30,174	12,080	USA	6	Germany	1
18	12.09	2016/11/30	7	4	3	44,652	31,709	12,943	USA	6	Germany	1
19	12.09	2017/03/03	1	1	0	5,164	5,164	-	USA	1
20	12.21	2015/12/10	1	1	0	15,526	15,526	-	France	1
21	12.31	2013/03/31	1	0	1	7,924	-	7,924	Germany	1
22	12.31	2015/01/23	44	2	42	95,901	16,773	79,128	USA	28	Germany	10	China, PRC	3	Singapore	2	Taiwan	1
23	12.42	2014/09/09	3	0	3	3,255	-	3,255	USA	2	Taiwan	1
24	12.46	2016/01/19	1	0	1	5,297	-	5,297	USA	1
25	12.46	2016/09/08	1	1	0	7,040	7,040	-	USA	1
26	12.68	2016/12/06	1	1	0	10,578	10,578	-	France	1
27	12.96	2015/12/02	5	3	2	42,009	34,603	7,406	USA	4	Germany	1
28	12.96	2016/01/19	1	0	1	4,918	-	4,918	USA	1
29	13.16	2014/10/19	12	0	12	8,919	-	8,919	USA	6	Germany	2	Taiwan	2	Canada	1	Korea	1
30	13.23	2016/11/30	7	4	3	40,164	28,833	11,331	USA	6	Germany	1
31	13.39	2015/03/14	7	0	7	2,855	-	2,855	Germany	5	USA	2
32	13.52	2016/12/06	1	1	0	10,578	10,578	-	France	1
33	13.74	2015/12/10	1	1	0	15,526	15,526	-	France	1
34	13.89	2015/12/02	5	3	2	44,002	32,981	11,021	USA	4	Germany	1
35	13.89	2016/01/19	1	0	1	4,593	-	4,593	USA	1
36	13.94	2015/12/10	1	1	0	15,526	15,526	-	France	1
37	14.10	2016/09/08	1	1	0	7,040	7,040	-	USA	1
38	14.47	2014/07/19	5	1	4	10,122	440	9,682	USA	3	Taiwan	1	Malaysia	1
39	14.48	2014/05/17	2	0	2	4,401	-	4,401	USA	2
40	14.64	2015/07/18	12	0	12	3,465	-	3,465	USA	6	Germany	4	Italy	1	Taiwan	1
41	15.61	2018/01/04	1	1	0	3,747	3,747	-	USA	1
42	15.70	2017/12/27	1	1	0	41,404	41,404	-	France	1
43	15.96	2018/01/04	1	1	0	3,280	3,280	-	USA	1
44	15.98	2018/01/31	1	1	0	2,659	2,659	-	USA	1
45	16.21	2013/11/17	1	1	0	590	590	-	Singapore	1
46	17.04	2018/01/04	1	1	0	3,747	3,747	-	USA	1
47	17.04	2018/01/31	1	1	0	2,836	2,836	-	USA	1
48	17.10	2014/03/16	1	0	1	263	-	263	Germany	1
49	17.49	2014/03/18	1	0	1	1,540	-	1,540	Germany	1
50	18.12	2011/07/29	1	0	1	6,349	-	6,349	USA	1
51	18.12	2013/06/12	9	3	6	123,032	83,844	39,188	USA	6	Germany	2	France	1
52	19.05	2011/08/17	2	0	2	828	-	828	USA	1	Taiwan	1
53	19.05	2011/08/31	4	0	4	5,984	-	5,984	USA	3	Korea	1
54	19.05	2011/09/19	1	0	1	836	-	836	Japan	1
55	19.05	2012/05/31	1	0	1	5,480	-	5,480	USA	1
56	19.05	2013/03/31	1	0	1	7,043	-	7,043	Germany	1
57	19.05	2014/01/25	146	6	140	157,067	16,557	140,510	Germany	60	USA	43	Japan	17	Taiwan	12	Singapore	5	Canada	3	China, PRC	3	Italy	2	Korea	1
58	19.05	2014/01/26	1	0	1	5,282	-	5,282	USA	1
59	19.05	2014/02/28	1	0	1	10,565	-	10,565	USA	1
60	19.05	2016/01/16	254	8	246	440,566	29,365	411,201	USA	92	Germany	89	Japan	19	Taiwan	18	China, PRC	15	Singapore	12	Canada	4	Korea	3	Malaysia	2
61	19.10	2015/09/18	2	0	2	2,419	-	2,419	USA	2
62	19.37	2013/07/12	1	0	1	931	-	931	USA	1
63	19.48	2016/01/16	1	0	1	880	-	880	Italy	1
64	19.71	2015/11/14	10	0	10	31,457	-	31,457	USA	10
65	20.29	2012/02/28	1	0	1	16,562	-	16,562	USA	1
66	20.50	2011/12/22	1	0	1	8,281	-	8,281	USA	1
67	20.50	2013/11/16	3	0	3	21,116	-	21,116	USA	3
68	20.86	2016/03/13	3	0	3	5,545	-	5,545	USA	2	Taiwan	1
69	21.17	2014/02/10	1	0	1	2,641	-	2,641	USA	1
70	21.79	2013/12/13	7	3	4	41,195	19,666	21,529	USA	5	Germany	1	France	1
71	22.73	2014/12/11	1	1	0	7,245	7,245	-	France	1
72	22.84	2014/12/02	4	2	2	25,979	16,147	9,832	USA	3	Germany	1
73	22.84	2015/06/08	1	1	0	23,290	23,290	-	USA	1
74	22.95	2014/12/11	1	1	0	7,245	7,245	-	France	1
75	24.14	2014/12/02	4	2	2	25,979	16,147	9,832	USA	3	Germany	1
76	28.29	2013/12/12	4	2	2	25,877	13,456	12,421	USA	3	Germany	1
77	28.29	2014/02/26	1	0	1	4,140	-	4,140	USA	1
78	29.99	2014/12/11	1	1	0	7,245	7,245	-	France	1
79	29.99	2015/06/08	1	1	0	23,290	23,290	-	USA	1
80	30.25	2013/12/12	5	2	3	30,017	13,456	16,561	USA	4	Germany	1
81	30.59	2014/02/26	1	0	1	4,140	-	4,140	USA	1
82	30.81	2013/12/12	1	1	0	6,210	6,210	-	France	1
83	30.93	2013/12/12	1	1	0	6,210	6,210	-	France	1
84	31.02	2014/12/02	4	2	2	25,979	16,147	9,832	USA	3	Germany	1
85	31.92	2014/12/02	4	2	2	25,979	16,147	9,832	USA	3	Germany	1
86	32.24	2014/12/11	1	1	0	7,245	7,245	-	France	1
87	34.29	2013/12/12	4	2	2	25,877	13,456	12,421	USA	3	Germany	1
88	34.29	2014/02/26	1	0	1	4,140	-	4,140	USA	1
89	34.76	2013/12/12	1	1	0	6,210	6,210	-	France	1
					Total	2,387,046	1,197,337	1,189,709